NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ISPAT INTERNATIONAL N.V.

Notice is hereby given of the extraordinary general meeting of shareholders (the “extraordinary meeting”) of Ispat International N.V. (“INV” or the “Company”) that will be held at 10:00 A.M. on December 15, 2004 at the Hilton Rotterdam, Weena 10, 3012 CM Rotterdam, The Netherlands. This extraordinary meeting is in addition to the extraordinary general meeting of shareholders of INV, to be held at 10:30 A.M. on December 15, 2004 at the Hilton Rotterdam, and the subject of the notice and proxy statement dated November 18, 2004.

The agenda for the extraordinary meeting is as follows:

1.	Opening by the Chairman of INV’s board of directors.

2.	Proposal to withdraw the re-appointment of Deloitte Accountants as the registered accountants of the Company and to appoint Ernst & Young Accountants as the registered accountants of the Company.

3.	Questions / any other item with permission of the Chairman of INV’s board of directors.

4.	Closing.

Copies of the information sent to the holders of registered shares can be obtained free of charge by shareholders and others entitled to attend the extraordinary meeting and their representatives at the offices of the Company at 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic; telephone number + 31 20 557 26 04, fax number + 31 20 557 61 00) and at The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. (offices of Mr. Brian Heston) from November 30, 2004 until the close of the extraordinary meeting.

Holders of bearer shares who wish to attend the extraordinary meeting or who wish to be represented at the extraordinary meeting are required to deposit their proof of ownership at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands no later than 5:00 P.M. (Dutch time) on December 8, 2004. Holders of bearer shares who wish to be represented at the extraordinary meeting by proxy are furthermore required to deposit a written power of attorney no later than 5:00 P.M. (Dutch time) on December 8, 2004, at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic; telephone number + 31 20 557 26 04, fax number + 31 20 557 61 00).

A notice of the extraordinary general meeting of shareholders, together with a form of proxy, has been mailed to registered shareholders on or about November 30, 2004. Registered shareholders wishing to exercise their shareholder rights, either in person or by proxy, are requested to complete, sign and send the proxy card, such that the proxy card will be received by no later than 5:00 P.M. (New York time) on December 8, 2004 at the offices of The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. (offices of Mr. Brian Heston).

Registered shareholders may only exercise their shareholders’ rights for those shares registered in their name on the day of the extraordinary meeting.

The Board of Directors
November 30, 2004

PROXY STATEMENT FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ISPAT INTERNATIONAL N.V. TO BE HELD AT 10:00 A.M. ON DECEMBER 15, 2004

This proxy statement and the accompanying Notice of Extraordinary General Meeting of Shareholders of Ispat International N.V. (“INV” or the “Company”) and agenda are being mailed to the holders of registered shares of INV on or about November 30, 2004, in connection with the solicitation by INV of proxies for use at the extraordinary general meeting of shareholders that will be held at 10:00 A.M. on December 15, 2004 at the Hilton Rotterdam, Weena 10, 3012 CM Rotterdam, The Netherlands, and at any adjournments thereof (the “extraordinary meeting”). This extraordinary meeting is in addition to the extraordinary general meeting of shareholders of INV, to be held at 10:30 A.M. on December 15, 2004 at the Hilton Rotterdam, and the subject of the notice and proxy statement dated November 18, 2004.

Under INV’s Articles of Association and the laws of The Netherlands, copies of the proxy statement can be obtained free of charge by shareholders and other persons entitled to attend the extraordinary meeting at the offices of INV at 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic) and at The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. (offices of Mr. Brian Heston).

The entire cost of soliciting proxies of the extraordinary meeting will be borne by INV, including expenses in connection with preparing and mailing proxy solicitation materials. INV will also reimburse brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy solicitation materials to the beneficial owners of shares traded on the New York Stock Exchange, which are registered in a register kept by or on behalf of INV by its New York transfer agent. INV is not subject to the proxy solicitation rules contained in Regulation 14A under the U.S. Securities Exchange Act of 1934, as amended.

PROCEDURES FOR ATTENDING THE EXTRAORDINARY MEETING AND FOR VOTING IN PERSON OR BY PROXY

In order to attend, address and vote at the extraordinary meeting, registered shareholders are requested to advise INV in writing, in accordance with the procedures stated in the Notice of Extraordinary General Meeting of Shareholders of INV, of their intention to attend the extraordinary meeting. Under the laws of The Netherlands and INV’s Articles of Association, registered shareholders may exercise their shareholder rights only for those shares registered in their name on the day of the extraordinary meeting.

As at October 25, 2004, there were 54,850,000 INV class A common shares and 72,150,000 INV class B common shares issued, of which 9,389,566 class A common shares were held in treasury. The shares held by INV will not be voted at the extraordinary meeting. A holder of INV class A common shares may cast one vote per share and a holder of INV class B common shares may cast 10 votes per share at the extraordinary meeting. No quorum requirement applies at the extraordinary meeting and agenda item Two shall be validly adopted upon the approval of an absolute majority of the votes cast at the extraordinary meeting.

Shares cannot be voted at the extraordinary meeting unless the registered shareholder is present in person or is represented by a written proxy. For those registered shareholders who are unable to attend the extraordinary meeting in person, the enclosed proxy card naming The Bank of New York as proxy holder, with full power of substitution, is a means by which such registered shareholders may authorize the voting of their shares at the extraordinary meeting. If the proxy in the enclosed form is duly executed and returned, all shares represented thereby in accordance with the procedure specified in the Notice of Extraordinary General Meeting of Shareholders of INV will be voted, and, where specification is made by the holder of shares on the form of proxy, will be voted by the proxy holders in accordance with such specification. If no specification is made in the proxy, the proxy will be voted by the proxy holders “FOR” Item Two.

In the event a registered shareholder wishes to use any other form of proxy, such proxy shall be voted in accordance with the specification given therein. Such shareholder is requested to notify INV no later than 5:00 P.M. (New York time) on December 8, 2004, of such shareholder’s intention to be represented at the extraordinary meeting and to exercise shareholder rights. The shares for which the proxy is given must be registered in the name of the shareholder on the date of the extraordinary meeting. The proxy holder shall present the duly executed proxy to obtain admission to the extraordinary meeting and exercise the shareholder rights represented by such proxy.

Any holder of registered shares who has executed and delivered a proxy and who subsequently wishes to revoke such proxy may do so by (i) delivering a subsequently dated proxy or by giving written notice of revocation, which in each case is requested to be received by the Bank of New York, 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. (offices of Mr. Brian Heston) no later than 5:00 P.M. (New York time) on December 8, 2004, or (ii) attending the extraordinary meeting and voting in person by ballot.

AGENDA ITEM TWO:

PROPOSAL TO WITHDRAW THE RE-APPOINTMENT OF DELOITTE ACCOUNTANTS AS THE REGISTERED ACCOUNTANTS OF THE COMPANY AND TO APPOINT ERNST & YOUNG ACCOUNTANTS AS THE REGISTERED ACCOUNTANTS OF THE COMPANY

The registered accountant examines the annual accounts of the Company and is designated by the General Meeting of Shareholders in accordance with section 2:393 of the Dutch Civil Code.

At the last Annual General Meeting of Shareholders of INV, the shareholders re-appointed Deloitte Accountants as the registered accountants of the Company. In view of INV’s intended acquisition of LNM Holdings N.V., including its group companies located in various jurisdictions (together “LNM Holdings”) pursuant to an acquisition agreement between INV and Richmond Holdings, a company organized under the laws of the British Virgin Islands, and in order to facilitate the consolidation of the financial figures relating to INV and LNM Holdings, it is proposed to withdraw this re-appointment of Deloitte Accountants and to appoint Ernst & Young Accountants as the registered accountants of the Company with effect from the financial year 2004.

The board of directors recommends a vote “FOR” Item Two, including the withdrawal of the re-appointment of Deloitte Accountants as the registered accountants of the Company and to appoint Ernst & Young Accountants as the registered accountants of the Company with effect from the financial year 2004.

Please sign, date and return the accompanying proxy card at your earliest convenience.

The Board of Directors
November 30, 2004

3